Filed Pursuant to Rule 433

Registration No. 333-158385

Dated: June 10, 2009

HSBC USA Inc.

$250 million 2-Year Floating Rate Notes

Final Term Sheet

This final term sheet supplements the information set forth under “Description of Debt Securities” in the Prospectus, dated April 2, 2009, of HSBC USA Inc

Issuer:	HSBC USA Inc. (the “Company”)
Sole Manager:	HSBC Securities (USA) Inc.
Structure:	2-year Floating Rate Notes (the “Notes”). The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
Ratings:	A1/AA-/AA(Negative/Negative/Negative)
Pricing Date:	June 10, 2009
Settlement Date:	June 17, 2009 (T+5)
Maturity Date:	June 17, 2011
Form of Note:	Senior Unsecured Notes
Form of Offering:	SEC Registered

Principal Amount:	$250,000,000
Index:	3M USD LIBOR
Interest Rate:	3M USD LIBOR + 200 bps, as further described below
Issue Price:	100%
Total Proceeds to Issuer:	$250,000,000
Gross Fees:	0.00%
All-in Price to Issuer:	100%
Interest Payment Dates:	Quarterly on the 17th of every September, December, March and June of each year commencing September 17, 2009.
Call Features:	NCL
Day Count Convention:	Actual / 360
Business Day Convention:	Modified Following, Adjusted
Interest Determination Date:	Two London Business Days
Minimum Denominations:	$100,000 or any increments of US$1,000 in excess thereof
Listing:	NYSE Application will be made to list the Notes on the New York Stock Exchange.
Settlement:	DTC/ Clearstream / Euroclear
CUSIP: ISIN:	40428H PA4 US40428HPA40
Principal Paying Agent:	HSBC Bank USA, N.A.
Trustee:	Wells Fargo Bank, National Association

Interest Rate: The calculation agent appointed by us, initially HSBC Bank USA, N.A., will calculate the interest rate on the Notes. The per annum rate of interest for each Interest Period will be (i) LIBOR (as defined herein) on the second London Business Day preceding the Interest Reset Date for such Interest Period (the “Interest Determination Date”) plus (ii) the 2.00%.

“LIBOR” for each Interest Period will be determined by the calculation agent in accordance with the following provisions:

(i) On each Interest Determination Date, the calculation agent will ascertain the offered rate for deposits in U.S. dollars having a maturity of three months, commencing on the related Interest Reset Date, in the London interbank market, which appears on the Designated LIBOR Page as of 11:00 a.m. (London time) on such Interest Determination Date.

(ii) If such rate does not appear on the Designated LIBOR Page, or the Designated LIBOR Page is unavailable, the calculation agent will request four major banks in the London interbank market (the “Reference Banks”) to provide the calculation agent with their offered quotation (expressed as a rate per annum) for three-month deposits, commencing on the related Interest Reset Date, in U.S. dollars to leading banks in the London interbank market, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time, at approximately 11:00 a.m. (London time) on the Interest Determination Date. If at least two such quotations are provided, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of such quotations.

(iii) If less than two of the Reference Banks provide the calculation agent with such offered quotations, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by the calculation agent at approximately 11:00 a.m. New York City time, on that Interest Determination Date for three-month loans, commencing on the related Interest Reset Date, in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Interest Determination Date.

“Designated LIBOR Page” means the Reuters screen “LIBOR 01” page (or such other page as may replace such page on that service or such other services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

“Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and that is also a London Business Day. “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Interest Period” shall mean the period beginning on and including June 17, 2009 to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date, as the case may be. Interest shall be computed on the basis of the actual number of days in the applicable Interest Period divided by 360.

“Interest Reset Date” means the first day of any Interest Period.

Further Issues: The Company may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking pari passu with the Notes and with identical terms in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) in order that such further notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.